As filed with the Securities and Exchange Commission on March 13, 1998

                          Registration No. 333-36693

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                       POST-EFFECTIVE AMENDMENT NO. 1 TO
                                  FORM S-8
                         Registration Statement
                    Under the Securities Act of 1933

                         Capital City Bank Group, Inc.
             (Exact Name of Registrant as Specified in its Charter)

          State of Florida                            59-2273542
    (State or Other Jurisdiction of      (IRS Employer Identification No.)
     Incorporation or Organization)

                            217 North Monroe Street
                          Tallahassee, Florida  32301
               (Address of Principal Executive Offices)(Zip Code)

                         Capital City Bank Group, Inc.
                          401(k) Profit Sharing Plan
                           (Full Title of the Plan)

                                                     Copies To:
William G. Smith, Jr.                         Michael V. Mitrione, Esquire
President and Chief Executive Officer         Gunster, Yoakley, Valdes-Fauli
Capital City Bank Group, Inc.                 & Stewart, P.A.
217 North Monroe Street                       777 South Flagler Drive
Tallahassee, Florida 32301                    Suite 500, East Tower
(Name and Address of Agent for Service)       West Palm Beach, Florida 33401

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or
interest reinvestment plans, check the following line:    X

CALCULATION OF REGISTRATION FEE
                                  Proposed      Proposed
Title of          Amount          Maximum       Maximum
Securities        to be           Offering      Aggregate     Amount of
to be             Registered      Price per     Offering      Registration
Registered        (1)(2)          Share (3)     Price (3)     Fee(4)

Common Stock,
$.01 par
value per
share             50,000          $34.75        $1,737,500    $526.52

(1) In addition, pursuant to Rule 416(c) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement also covers an indeterminate amount of interests to be offered or sold pursuant to the Capital City Bank Group, Inc. 401(k) Profit Sharing Plan.

(2) Together with an indeterminate number of additional shares which may be necessary to adjust the number of shares reserved for issuance pursuant to the Capital City Bank Group, Inc. 401(k) Profit Sharing Plan as a result of a stock split, stock dividend or similar adjustment of the outstanding capital stock of Capital City Bank Group, Inc., pursuant to Rule 416(a) promulgated under the Securities Act.

(3) The proposed maximum offering price is calculated pursuant to Rule 457(c) and (h) promulgated under the Securities Act solely for the purpose of determining the amount of the registration fee and is based upon the market value of outstanding shares of Capital City Bank Group, Inc. Common Stock on September 24, 1997, with such per share price being equal to the average of the high and low sale prices reported on the Nasdaq National Market on that date.

(4) This Registration Fee was paid in full upon filing of the initial Registration Statement.

This Registration Statement shall become effective upon the filing in accordance with Section 8(a) of the Securities Act of 1933, as amended, and Rule 462.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Form S-8 of Capital City Bank Group, Inc. (Commission File No. 333-36693) is intended to reflect the amendment of certain terms and conditions of the Capital City Bank Group, Inc. 401(k) Profit Sharing Plan (the "Plan"). The amendment contained in
Exhibit 4.4 which is filed herewith.

PART II

Information Required in the Registration Statement

Item 8.  Exhibits

4.4 Regional Prototype Profit Sharing Plan and Trust/Custodial Account Non-Standard Plan Adoption Agreement, as amended to the date hereof.

The Company hereby undertakes that it will submit or has submitted the Plan and any amendment thereto to the Internal Revenue Service (the "IRS") in a timely manner and has made or will make all changes required by the IRS in order to qualify the Plan.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tallahassee, State of Florida, on this 27th day of February, 1998.

CAPITAL CITY BANK GROUP, INC.

By: /s/ William G. Smith, Jr.
     William G. Smith, Jr.
     President and Chief Executive
     Officer (Duly Authorized Representative)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated as of February 27, 1998.

/s/ William G. Smith, Jr.
 William G. Smith, Jr.
 President, Chief Executive Officer and Director
 (Principal Executive Officer)

/s/ J. Kimbrough Davis
 J. Kimbrough Davis
 Executive Vice President and Chief Financial Officer
 (Principal Financial and Accounting Officer)

/s/ C. DuBose Ausley
 C. DuBose Ausley
 Chairman of the Board of Directors

/s/ Thomas A. Barron
 Thomas A. Barron
 Treasurer and Director

/s/ Lina S. Knox
 Lina S. Knox
 Director

/s/ Cader B. Cox, III
 Cader B. Cox, III
 Director

/s/ John K. Humphress
 John K. Humphress
 Director

/s/ Payne H. Midyette, Jr.
 Payne H. Midyette, Jr.
 Director

/s/ Godfrey Smith
 Godfrey Smith
 Vice Chairman of the Board of Directors

The Plan. Pursuant to the requirements of the Securities Act of 1933, the trustee (or other persons who administer the Plan) have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Tallahassee, State of Florida, on February 27, 1998

CAPITAL CITY BANK GROUP, INC.
401(K) PROFIT SHARING PLAN

By: CAPITAL CITY TRUST COMPANY, TRUSTEE

By: /s/ Randolph M. Pople
     Randolph M. Pople
     President

Exhibit 4.4

              REGIONAL
  Prototype Profit Sharing Plan and
       Trust/Custodial Account
  Nonstandard Plan Adoption Agreement
                AA #003

The Employer named below adopts the Regional Prototype Profit Sharing Plan and Trust/Custodial Account and makes the following specific under the Adoption Agreement.

A.  ACCOUNTING, EFFECTIVE DATE AND OTHER DATA

1.  NAME AND ADDRESS OF EMPLOYER
    Employer Name          Capital City Bank Group, Inc.
    Address                217 North Monroe Street
    City, State, ZIP       Tallahassee, FL  32301

2.  TYPE OF BUSINESS ORGANIZATION (Select one.)
    [ ]Sole Proprietorship       [ ]Partnership
    [X]Corporation               [ ]Subchapter S Corporation

3.  EFFECTIVE DATE   01/01/97
(If the Employer is adopting this Plan as a restatement of an existing plan, the date should be the original effective date of the existing plan. Otherwise, the date should be the date the Employer chooses the Plan to be effective.)

4.  RESTATED DATE 04/01/98
(Complete only if this Plan is a restatement of a plan previously adopted. If this Plan is a restatement of a previously existing plan, attach an addendum listing any optional forms of benefit which must be included in this plan under Code Section 411(d)(6) and the regulations there under which are not listed elsewhere in the Plan.

5.  EMPLOYER TAX YEAR END [12/31]

6.  PLAN YEAR END [12/31]

7.  EMPLOYER IDENTIFICATION NUMBER  [59-2273542]

8.  PLAN NUMBER (3 digits) [002]

9.  DESCRIPTION OF TRADE OR BUSINESS   [Banking]

10. LIMITATION YEAR END [12/31]
(If this item is not completed, the limitation year end shall be the calendar year end.)

B.  ELIGIBILITY

1.  SERVICE REQUIREMENT (Specify whole years or months.)
a.  Whole Years
[0] Year(s) of Service [Not more than 2 (1 if the Plan allows 401(k) contributions). If more than 1 Year of Service is required, the Plan must provide 100% immediate vesting under Section E.1.]
b.  Months
[ ] Months of Service [Not more than 24 (12 months if the Plan allows 401(k) contributions). If more than 12 Months of Service is elected, the Plan must provide 100% immediate vesting under Section E.1.]

2.  MINIMUM AGE REQUIREMENT (Specify.)  [21] (May not exceed age 21.)

3.  EXCLUDED CLASSES OF EMPLOYEES
(Describe. Employees of an Affiliate must be specified as excluded if the Affiliate, if any, does not adopt the Plan under Section O.)

4.  ELIGIBILITY FOR EMPLOYER CONTRIBUTIONS  (Check all that apply.)
A participant shall be eligible to receive an allocation of Employer contributions for a Plan Year if he/she meets the following requirements:
a.  [X]  The participant must be employed on the last day of the Plan Year.
b. [X] The participant must complete 1,000 Hours of Service during the Plan Year unless the Plan is Top-Heavy for such Plan Year.
c. [X] The requirements of 4.a. and 4.b. (above) shall not apply if the participant terminates employment due to [X]death [X]disability
[X] retirement.
d. If elective deferrals are elected under Section D. of this Adoption Agreement, the requirements of 4.a. and 4.b. (above)
[ ] shall [X] shall not apply to Employer contributions made pursuant to a salary reduction agreement.
e. If elective deferrals are elected under Section D. of this Adoption Agreement and matching contributions are elected under Section D.4., the requirements of 4.a. and 4.b. above [ ] shall [X] shall not apply to such matching contributions.

5.  ENTRY DATES
The Plan shall have the following entry dates:
a. [ ] The Plan Anniversary Date.*
b. [ ] The Plan Anniversary Date and a date six months from the Plan Anniversary Date.
c. [X] Other* [ 1/1, 4/1, 7/1, 10/1]
* If only one entry date per year is provided and an employee enters the Plan on the entry date following the date on which the employee satisfies the eligibility requirements, the maximum age and service requirements in Sections B.1. and B.2.(above) must be reduced by 1/2 year.

6.  PLAN ENTRY
An employee shall enter the Plan on the Plan entry date [X]following [ ] prior to [ ] closest to the date on which the employee meets the eligibility requirements of the Plan.

7.  ELECTION NOT TO PARTICIPATE
The Plan [ ] shall [X] shall not permit an eligible Employee or Participant to elect not to participate.

8.  YEARS OF SERVICE
[0] (Not more than 1,000) Hours of Service shall be required to constitute a Year of Service for eligibility and vesting purposes.

C.  DEFINITION OF COMPENSATION

1.  Compensation shall mean:
[X] Wages, tips and other compensation box on Form W-2.
[ ] Section 3401(a) wages.
[ ] 415 safe-harbor compensation.

2. Compensation shall mean the amount which is actually paid to the participant during the determination period which shall be:
[X] The Plan Year.
[ ] The taxable year ending with or within the Plan Year.
[ ] The limitation year ending with or within the Plan Year.

3. Compensation [X] shall [ ] shall not include Employer contributions made pursuant to a salary reduction agreement which are not includible in the gross income of the employee under Sections 125, 402(a)(8), 402(h) or 403(b) of the Code.

4.  Compensation shall not include:
[ ] Bonuses
[ ] Overtime
[ ] Other (Specify):
(NOTE: These exclusions shall not apply if the Plan is integrated with social security or for purposes of determining the minimum required contribution for years in which the Plan is Top-Heavy.)

5.  This definition of compensation shall be effective as of [01/01/97].

6.  Compensation shall be taken into account:
[ ] From the date of entry into the Plan.
[X] For the entire period in which the employee becomes a participant.

D.  ELECTIVE DEFERRALS
Complete this section only if elective deferrals or voluntary nondeductible employee contributions are allowed under this Plan.

1.  ELECTIVE DEFERRALS
A participant may elect to have his or her compensation reduced by the following percentage or amount per pay period, or for a specified pay period or periods, as designated in writing to the plan administrator.
(Check any applicable options and fill in the appropriate blanks.)
a.[X] An amount not in excess of 15% of a participant's compensation.
b.[ ] An amount not in excess of $[   ] (specify dollar amount) of a
participant's compensation per year.

2.  CASH OR DEFERRED ELECTIONS
[X] Check here if a participant may base elective deferrals on cash bonuses that, at the participant's election, may be contributed to the CODA or received by the participant in cash.

3.  ELECTIONS
a. A participant may elect to commence deferrals (under 1. or 2. above) as of [1/1/97 and any 1/1, 4/1, 7/1, or 10/1] (enter at least one date during the calendar year).
b. A participant may elect to terminate or modify the amount of deferrals as of [any day] (enter at least one date during the calendar year).

4.  MATCHING CONTRIBUTIONS
a.  The Employer will make matching contributions to the Plan on behalf of:
[X] All participants.
[ ] All participants who are nonhighly compensated employees.
b.  Matching contributions will be made on behalf of each participant in the amount of:
1)[ ] [   ]% of the elective deferral made for each Plan Year.
2)[ ] The sum of: (i) [   ]% of the portion of the elective deferral which
does not exceed [   ]% of the participant's compensation; plus (ii) [   ]%
of the elective deferral which exceeds [   ]% of the participant's
compensation.
3)[X] An amount to be determined by the Employer each year.
Note:  The percentage of the portion of elective deferrals in
D(4)(b)(2)(ii) cannot be greater than the percentage of the portion of elective deferrals in D(4)(b)(2)(i).
c.  The Employer shall not match elective deferrals in 1.a. or 1.b. above
in excess of $[   ] or in excess of [6]% of the participant compensation.
d.  All Employer matching contributions shall be [ ] qualified
[X] nonqualified.
e. Forfeitures of excess aggregate contributions and forfeitures of any nonqualified matching contributions shall be:
[X] Used to reduce Employer contributions.
[ ] Allocated after all other forfeitures under the Plan, to each participant's matching contribution account in the ratio which each participant's compensation for the Plan Year bears to the total compensation of all participants for such Plan Year. Qualified Matching Contributions shall mean matching contributions which are subject to the distribution and nonforfeitability requirements of Section 401(k) of the Code when made.

5.  QUALIFIED NONELECTIVE CONTRIBUTIONS
a. The Employer [X] will [ ] will not make qualified nonelective contributions to the Plan. If the Employer does make such contribution to the Plan, then the amount of such contributions for each Plan Year shall be an amount determined by the Employer.
b. The allocation of qualified nonelective contributions shall be made to the account of:
[ ] All participants.
[X] Only nonhighly compensated participants.

6.  VOLUNTARY NONDEDUCTIBLE CONTRIBUTIONS
Participants [ ] will [X] will not be allowed to make nondeductible voluntary employee contributions.

7.  HARDSHIP WITHDRAWALS
Hardship withdrawals of elective deferrals [X] shall [ ] shall not be permitted.

8.  EXCESS ELECTIVE DEFERRALS
Participants who claim excess elective deferrals for the preceding taxable year must submit their claims in writing to the plan administrator by [March 15]. (Specify a date before April 15.)

E.  VESTING

1.  SCHEDULE  (Select one.)
Participants are vested in that portion of their participants' accounts attributable to Employer contributions in accordance with the following schedule:

 Year(s)    100%      5-Year    3-7    Specify    Specify
   of     Immediate   Cliff     Year      %          %
Service     [ ]        [X]      [ ]      [ ]        [ ]

 1          100%        0%       0%       0%        [ ]

 2          100%        0%       0%       0%        [ ]

 3          100%        0%      20%       0%        [ ] (not less than 20%)

 4          100%        0%      40%       0%        [ ] (not less than 40%)

 5          100%      100%      60%     100%        [ ] (not less than 60%)

 6          100%      100%      80%     100%        [ ] (not less than 80%)

 7          100%      100%     100%     100%      100%

2. EXCLUSIONS: (Check all applicable ones. Does not apply if 100% immediate vesting in Section E.1. above has been selected.)
a.[ ] Exclude Year(s) of Service prior to effective date of the Plan (except periods during which the Employer maintained a predecessor to this Plan).
b.[ ] Exclude Year(s) of Service prior to or during the computation year in which the employee attains age 18 (age 22 for Plan Years beginning before 1/1/85).

3. Schedule to apply as of the first day of the Plan Year for which the Plan is Top-Heavy. (Select one.)
[ ] 100% Immediate [ ] 2/20 Vesting [X] 3-Year Cliff

F.  NORMAL RETIREMENT AGE
[65]  (May not be earlier than age 59 or later than age 65.)

G.  EARLY RETIREMENT AGE
[55] (May not be earlier than age 55.)
Early retirement shall only be available to participants who have completed [0] Years of Service.

H.  SERVICE WITH PREVIOUS EMPLOYER   (Select One.)
1.[X] Service with a previous Employer will not be taken into account except to the extent service is required to be given pursuant to Code Section 414(a) and the regulations thereunder.
2.[ ] Service with the following previous Employer(s) shall be taken into account for purposes of eligibility (Section B.1.) and vesting (Section E.1.).

I.  LIMITATIONS ON ALLOCATIONS
If the Employer maintains or has ever maintained another qualified plan in which any participant in this Plan is (or was) a participant or could become a participant, complete this section. The Employer must also complete this section if it maintains a welfare benefit fund, as defined in Section 419(e) of the Code, or an individual medical account, as defined in Section 415(l)(2) of the Code, under which amounts are treated as annual additions with respect to any participant in this Plan.

1.  DEFINED CONTRIBUTION PLAN  (Select one.)
If the participant is covered under another qualified defined contribution plan maintained by the Employer, other than a regional prototype plan:
[X] The provisions of Article VII of the Plan Document will apply as if the other plan were a regional prototype plan.
[ ] Provide the method under which the plans will limit total annual additions to the maximum permissible amount, and will properly reduce any excess amounts in a manner that precludes Employer discretion.

2.  DEFINED BENEFIT PLAN
If the participant is or has ever been a participant in a defined benefit plan maintained by the Employer or an Affiliate, the annual additions to this and/or another qualified defined contribution plan, or projected annual benefit in one or more qualified defined benefit plans shall be reduced so that the sum of the defined contribution fraction and the defined benefit fraction will not exceed 1.0. (Describe in an addendum attached to this Adoption Agreement. The method specified shall preclude discretion by the Employer or Affiliate.)

J.  ALLOCATION OF EMPLOYER CONTRIBUTIONS AND FORFEITURES
(Complete only if an integrated allocation formula is chosen.)
Note: An integrated formula may not be elected if the Employer or an Affiliate maintains any other plan integrated with social security and such other plan covers employees who are also participants in the Plan.

INTEGRATION LEVEL  (Select one.)
The integration level shall be equal to the taxable wage base or such lesser amount elected below by the Employer. The taxable wage base is the maximum amount of earnings which may be considered wages for a year under
Section 3121(a)(1) of the Code in effect as of the beginning of the Plan Year.
[ ] Taxable Wage Base
[ ] $[   ] (a dollar amount less than the taxable wage base)
[ ] [    ]% of Taxable Wage Base (not to exceed 100%)

K.  ADMINISTRATIVE ELECTIONS

1.  PAYOUTS OF SMALL ACCOUNT BALANCES
Employer [X] will [ ] will not automatically make a total distribution of the participant's vested interest if it is $3,500 or less upon retirement, termination of employment or disability.

2.  DISTRIBUTIONS AT TERMINATION OF EMPLOYMENT
[X] A participant [X] may [ ] may not take a total distribution of his/her vested account balance if he/she terminates employment for reasons other than death, disability, or retirement.
[ ] A participant may take a total distribution of his/her vested account balance if he/she terminates employment for reasons other than
death, disability, or retirement if the total benefit is $[    ] or
less.

3.  HARDSHIP WITHDRAWALS
Hardship withdrawals [X] shall [ ] shall not be allowed under the Plan.

4.  PARTICIPANT LOANS
Plan loans to participants [ ] shall [X] shall not be allowed. If loans are allowed, a minimum loan amount of $[ N/A ] shall apply.
(Amount cannot exceed $1,000).

5.  PARTICIPANT-DIRECTED INVESTMENTS
Participant-directed investments [X] shall [ ] shall not be allowed.

6.  ROLLOVERS
Rollovers of funds, by participants, from other plans to this Plan [X] shall [ ] shall not be allowed.

7.  TRANSFERS
Transfers of funds, by participants, from other plans to this Plan [X] shall [ ] shall not be allowed.

8.  HOURS OF SERVICE
Rather than compute service based upon actual Hours of Service, the Employer may elect to compute service based upon one of the alternatives listed below. If selected, this method will be applied to all employees under the Plan. (Check one if desired. If no box is checked, service will be based upon actual hours worked.)
[ ] An employee will be credited with 10 Hours of Service for each day in which the employee would be credited with 1 Hour of Service.
[ ] An employee will be credited with 45 Hours of Service for each week in which the employee would be credited with at least 1 Hour of Service.
[ ] An employee will be credited with 95 Hours of Service for each semimonthly pay period in which the employee would be credited with at least 1 Hour of Service.
[ ] An employee will be credited with 190 Hours of Service for each month in which the employee would be credited with at least 1 Hour of Service.

9.  INVESTMENT IN EMPLOYER SECURITIES
The Plan may acquire and hold up to [100]% of the market value of its assets in securities issued by the Employer.

10.  IN-SERVICE WITHDRAWALS
Participants who have not otherwise met a distributable event
[ ] shall [X] shall not be permitted to make withdrawals from the Plan during service with the Employer.

11.  FORFEITURES
Forfeitures arising under Section 9.3 of the Plan Document shall be allocated:
(Select one.)
a. [X] For the Plan Year in which the forfeiture occurs.
b. [ ] For the Plan Year immediately following the Plan Year in which the forfeiture occurred.
c. [ ] For the Plan Year in which the participant incurs five consecutive one-year breaks in service.
d. [ ] For the Plan Year immediately following the Plan Year in which the participant incurs five consecutive one-year breaks in service.

L.  SPECIAL RULES FOR TOP-HEAVY PLANS  (Select one.)
This section must be completed if the Plan is a Top-Heavy Plan
(see definition in Section 3.48 of the Plan Document) and the Employer or an Affiliate maintains another plan or plans in addition to this Plan.
[X] The minimum contribution and benefit requirements of Code Section
416 will be satisfied as provided in Section 5.4 of the Plan Document.
[ ] The minimum contribution and benefit requirements of Code Section
416 will be satisfied as provided in the addendum attached to the Adoption Agreement. (Specify in an addendum attached to the Adoption Agreement the method for coordinating all such plans with this Plan so that the minimum contribution and benefit requirements will be met.)

M.  FILING PLAN WITH INTERNAL REVENUE SERVICE
The adopting Employer may not rely on an opinion letter issued by the National Office of the Internal Revenue Service as evidence that the Plan is qualified under Section 401 of the Internal Revenue Code order to obtain reliance with respect to Plan qualification, the Employer must apply to the appropriate key district office for a determination letter.

This Adoption Agreement may be used only in conjunction with Regional Basic Plan Document 01.

N.  ADOPTION AND ADVICE
By executing this document, the Employer agrees to be bound by all the terms and conditions of the Plan (including the Adoption Agreement) and further certifies and warrants that it has relied on the advice of an independent adviser as to the legal and tax effects of adopting the Plan.

Failure to properly complete all items on this Adoption Agreement may result in disqualification of the Plan.

The sponsoring organization will notify the adopting Employer of any amendments made to the Plan or discontinuance or abandonment of the Plan.

The name, address and telephone number of the sponsoring organization or its agent is imprinted on the top of the Adoption Agreement.

O.  SIGNATURES AND DATE

Executed this 27th day of February, 1998.

EMPLOYER

Name of Business  Capital City Bank Group, Inc.

By: /s/ William G. Smith, Jr.

Its (Title) President

AFFILIATES (Must be executed on behalf of any Affiliates. Attach addendum with signatures if more than one Affiliate.)

Name of Business  Capital City Bank

By /s/ Thomas A. Barron

Its (Title) President

P.  CUSTODIAN/TRUSTEE  (Select one.)

CAUTION:  READ INSTRUCTIONS BEFORE COMPLETING.
Instructions: The Financial Institution may act as Custodian, but only if the Employer and any Affiliates are sole proprietorships or partnerships. A corporate plan may not use a Custodian. In addition, an individual may not serve as a Custodian. Select Financial Institution Trustee only if the Financial Institution has full trust powers under applicable state and/or federal laws. By executing this Plan as Custodian or Trustee, the Financial Institution warrants and represents that it is qualified to act as Custodian or Trustee, as the case may be, under all applicable federal and state laws and regulations.

[ ] Financial Institution Custodian
[X] Financial Institution Trustee
[ ] Self-Trusteed Plan

CUSTODIAN OR TRUSTEE
Name               Capital City Trust Company
Address            217 North Monroe Street
City, State, ZIP   Tallahassee, FL 32301

By /s/ Randolph M. Pople

Its (Title) President

Q.  SPONSOR

Bankers Systems, Inc.

ADDITIONAL SUMMARY OF PLAN DESCRIPTION
INFORMATION
1.  Plan Name     Capital City Bank Group, Inc.
                  401(k) Profit Sharing Plan
2.  Employer's Phone Number   850-671-0300
3.  AGENT
    Name             William G. Smith, Jr.
    Address          217 North Monroe Street
    City, State ZIP  Tallahassee, FL  32301

4.  TYPE OF PLAN ADMINISTRATION
[ ] Employer provided administration
[X] Contract (Third Party) administration
[ ] Insurer provided administration

5.  ADDENDUM
[X] Check here if the Employer has amended its qualified plan from a plan other than from Bankers Systems and the employer has added an addendum to continue required optional forms of benefit (i.e. payment schedule, timing, commencement, medium of distribution, etc.).

    ADDENDUM TO THE BANKER SYSTEMS, INC.
REGIONAL NONSTANDARD PROTOTYPE PROFIT SHARING
                401(K) PLAN
             ADOPTION AGREEMENT
                   FOR
      THE CAPITAL CITY BANK GROUP, INC.
        401(K) PROFIT SHARING PLAN

A. I. LIMITATIONS ON ALLOCATIONS

      2. DEFINED BENEFIT PLAN: If an individual is a Participant at any time in both a defined benefit plan and a defined contribution plan maintained by the Employer, the sum of the defined benefit plan fraction and the defined contribution plan fraction for any Limitation Year may not exceed 1.0.

(1) The defined benefit plan fraction is a fraction where:

(a) the numerator equals the Participant's projected annual retirement benefit under the Plan, determined as of the close of the Limitation Year, and

(b) the denominator equals the lesser of:

(i) 125% of the Dollar Limitation described in (A)(1) above based on total years of Credited Service without regard to whether the individual was a Participant or not, or

(ii) 140% of the compensation limitation described in (A)(2) above.

(2) The defined contribution plan fraction is a fraction, where:

(a) the numerator equals the sum of a Participant's annual additions for each Limitation Year from all defined contribution plans maintained by the Employer, determined as of the close of the Limitation Year in accordance with Code Section 415(c), less the Transition Amount, if applicable, but the total numerator cannot be less than zero, and

(b) the denominator equals the sum, for each Limitation Year during which the Participant was employed by the Employer, of the lesser of:

(i) 125% of the defined contribution dollar limitation in effect for the applicable Limitation Year as defined in Code Section 415(c), as if such Code Section had been in effect for all years of the Participants employment, or

(ii) 35% of the Participant's total compensation for such Limitation Year.

(c) the Transition Amount means the greater of zero and the amount determined as of the last day of the Limitation Year beginning in 1982 or as of the last day of any later Limitation Year, as permitted under the IRC and regulations thereunder, which is equal to the product of:

(i) the defined contribution plan fraction plus the defined benefit plan fraction minus 1, and

(ii) the defined contribution plan fraction denominator described in (b) above.

For any Limitation Year during which this Plan is a Top-Heavy Plan, 100% shall be substituted for 125% wherever it appears in this paragraph (E).

For purposes of the above limitation, all defined benefit plans of the Employer, whether or not terminated, are to be treated as one defined benefit plan and all defined contribution plans of the Employer, whether or not terminated, are to be treated as one defined contribution plan.
If the sum of the defined benefit plan fraction and the defined contribution plan fraction should exceed 1.0, the Participant's projected benefit otherwise payable under the defined benefit plan (and any or all other defined benefit plans) shall be reduced by an amount sufficient to eliminate the excess.

The above limitations are intended to comply with the provisions of
Section 415 of the IRC, as amended, so that the maximum benefits provided by the plans of the Employer shall be exactly equal to the maximum amounts allowed under Section 415 of the IRC and the regulations thereunder. If there is any discrepancy between the provisions of this Section 3.7 and the provisions of Section 415 of the IRC and regulations thereunder, such discrepancy shall be resolved in such a way as to give full effect to the provisions of Section 415 of the IRC.

B. The following optional form of benefit shall be effective on and after September 30, 1997, the date of merger of the First Federal Bank 401(k) Plan with this Plan.

1. A participant who makes Elective Deferrals shall be entitled to receive the value of his Accrued Benefit on his Disability Date.